Mail Stop 4720

July 9, 2009

Douglas D. Dirks
President & Chief Executive Officer
Employers Holdings, Inc.
10375 Professional Circle
Reno, Nevada 89521

>   **Re: Employers Holdings, Inc.**
>   **Form 10-K for the year ended 12/31/2008**
>   **Filed February 26, 2009**
>   **File No. 001-33245**

Dear Mr. Dirks:

We have reviewed your filing and have the following comments. Where the comments request you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Compensation Discussion and Analysis

Annual Bonus, page 14

1. We note your response to our prior comment 2 regarding enumeration of the individual goals set for each named executive officer. However, your analysis appears to reiterate the same disclosure that was the focus of our prior comment. In response to your arguments we note that, first, complying with the Compensation Discussion and Analysis requirements involves explaining your compensation process completely, and that part of that process is the identification of performance criteria and goals; and, second, we do not

apply the type of materiality analysis you offered, as we view a complete discussion of your compensation policies and processes to be material itself.

Please provide us with draft disclosure for your 2009 proxy statement that further specifies the individual goals, beyond just the broader groups of goals you disclose, that were set by the compensation committee, and to disclose which specific individual goals were evaluated for each named executive officer.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with responses. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Michael Rosenthall at (202) 551-3674 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Susan J. Sutherland, Esq.
          David C. Ingles, Esq.
          Skadden, Arps, Slate, Meagher & Flom LLP
          Four Times Square
          New York, New York 10036
          Fax: 917-777-2388